SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 1dD-2
                              (AMENDMENT NO. 6)(1)


                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109502 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109502 10 4                   13G/A                  Page 2 of 5 Pages

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            KEVIN BERMEISTER
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [_]   (b)  [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            AUSTRALIA
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    3,802,850
     SHARES        --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 15,657,339
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  3,802,850
      WITH         --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             15,657,339
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,460,189
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*   [_]

------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   32.5% (1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   IN
------------------ -------------------------------------------------------------

(1) Based on 41,351,571 shares issued and outstanding as of November 3, 2003, as reported on the issuer's Form 10-QSB for the quarter ended September 30, 2003.

ITEM 1(a)      NAME OF ISSUER:

               Brilliant Digital Entertainment, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6355 Topanga Canyon Boulevard, Suite 120
               Woodland Hills, California  91367

ITEM 2(a)      NAME OF PERSON FILING:

               Kevin Bermeister

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Kevin Bermeister
               Brilliant Digital Entertainment, Inc.
               6355 Topanga Canyon Boulevard, Suite 120
               Woodland Hills, California  91367

ITEM 2(c)      CITIZENSHIP:

               Australia

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.001 per share

ITEM 2(e)      CUSIP NUMBER:

               109502 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable

ITEM 4         OWNERSHIP:

               Included in rows 5 through 9 and 11 on page 2.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Mark Dyne has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 7,491,169.5 of the shares beneficially owned by the reporting person.

               An individual has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 675,000 of the shares beneficially owned by the reporting person.

ITEM 7         IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FEBRUARY 17, 2004
                                        ----------------------
                                        Date


                                        /S/ KEVIN BERMEISTER
                                        ----------------------
                                        Signature



                                        KEVIN BERMEISTER
                                        ----------------------
                                        Name/Title